FILED BY EQUITABLE HOLDINGS, INC.

COMMISSION FILE NO.: 001-38469

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED

SUBJECT COMPANY: EQUITABLE HOLDINGS, INC. AND COREBRIDGE FINANCIAL, INC.

May 5, 2026

On May 4, 2026, Equitable Holdings Inc. (“Equitable”) posted a presentation regarding its earnings call for the quarter ended March 31, 2026 on Equitable’s investor relations website. The following is excerpted from this presentation.

First quarter 2026 highlights Building EPS growth momentum Strong organic growth in Retirement and Wealth Management Retirement net inflows of $1.3bn driven by continued growth in RILA sales, up 14% YoY Wealth Management advisory net inflows of $2.0bn, supported by advisory productivity up 11% YoY Asset Management net outflows of $7.1bn; AB Private Markets AUM up 13% YoY to $85bn Merger with Corebridge accelerates delivery of our growth strategy Announced all-stock merger on March 26th with expected close at year-end 2026 Established joint integration committee; confident we will achieve at least $500m of expense synergies Deal is immediately accretive to EPS and cash generation; 10%+ accretion expected by year-end 20283 Note: See appendix for explanation of footnotes

Key strategic convictions – what we need to win long term Deliver long-term stability in growth and returns through a diversified business model and disciplined risk management Capture meaningful flywheel benefits from owning insurance, asset management, and wealth management businesses Provide simple solutions to complex financial problems through a broad product range, tailored advice, and ease of doing business Creates a competitive advantage in acquiring customers and managing the cost of funds Reduces unit costs, increases investment capacity, and enhances pricing power Competitive scale Participation in the full value chain Resilience & consistency Exceptional customer experience Distribution power

Clear strategy to drive growth and shareholder value AllianceBernsteinlogo AIG Completes Deconsolidation of ... Capitalize on Scale Advantages. Increased cash flow. Top-quartile expense ratio to support higher profitability. Combine resources to boost return on investment. Ability to attract & retain top talent Leverage Multi-Channel Distribution. Formidable distribution across retail, institutional, and worksite channels. Distribution breadth results in lower cost of funds Capture the Full Value Chain. Operate as a manufacturer, distributor and asset manager to capture greater share of product economics. Asset and Wealth Management provide high-multiple businesses Focus on Financial Principles. Economic management of the balance sheet. Prioritize value over volume; price for narrow range of outcomes . Optimize cash generation to drive consistent capital return

Merger accelerates growth for Equitable’s existing businesses Creates more balanced business mix with ability to deploy capital to maximize growth and returns Increases AUM by >10% and provides higher level of ongoing net flows from insurance Increases AUA by c.15% and accelerates path to building scale and increasing margins Retirement & Institutional Asset Management Wealth Management Increased scale provides competitive advantages that will accelerate growth and enhance profitability c.$540bn pro c.$1T pro c.$140bn pro • Broadens product set by adding fixed/indexed annuities, PRT and other institutional products • Doubles third party distribution network to c.900 partners • $70-80bn combined annual liability origination • Adds $100bn+ of AUM to AB • Opportunity to commercialize Corebridge’s internal asset management capabilities • Potential to develop new commercial partnerships • Adds Corebridge advisors and c.$20bn of AUA5 • Expands proprietary product offerings (FI/FIA, IUL, term) • Enhances ability to recruit financial advisors Note: See appendix for explanation of footnotes

Merger will drive attractive financial outcomes Underwriting margin Spread income Fee income Diversifies sources of income Pro-forma for FY’25 Improves profitability 10%+ EPS and cash generation accretion2,3 15%+ Adj. return on equity, pro-forma 2027E4 Creates a robust balance sheet $30bn+ Adj. book value, pro-forma as of YE’251 $25bn+ Statutory capital, pro-forma as of YE’25 Enhances earnings and cash flow $5bn+ Adj. operating earnings, 2027E run rate5 $4bn+ Cash generation, pro-forma 2027E2,3 Note: See appendix for explanation of footnotes

Explanation of footnotes Page 4 1Non-GAAP Operating Earnings equals our consolidated after-tax net income attributable to Holdings adjusted to eliminate the impact of certain items; Please see detailed Non-GAAP reconciliation in Appendix 2Non-GAAP Operating Earnings adjusted for Notable Items; Please see the Appendix for detailed reconciliations and the definition of Notable Items 3Presented on a run rate basis i.e., includes expense synergies as outlined; excludes impact of purchase accounting Page 7 1Account values as of 12/31/2025 2Based on Equitable account values excluding embedded derivatives; Excludes $18bn of Corebridge AUM/A from Wealth Management 3Assets under management as of 12/31/2025 4Pro-forma AUA as of 12/31/2025 including both Equitable Advisors and Corebridge Wealth business; Combined with no transaction related adjustments 5As of 12/31/2025 Page 8 1Reflects Corebridge’s adjusted book value as of 12/31/2025 plus estimated equity issuance in connection with all stock merger 2Presented on a run rate basis i.e., includes expense synergies as outlined; excludes impact of purchase accounting 3Pro forma free cash flow generation reflects annual cash flow generated from insurance dividends and non-insurance operations; based on stated guidance and consensus estimates for both companies plus run rate synergies 4Reflects estimated pro forma ROE with Corebridge as accounting acquiror 5Reflects combined adjusted after-tax earnings based on consensus estimates plus run-rate synergies, excluding transaction adjustments Page 9 1Non-GAAP Operating Earnings adjusted for Notable Items; Please see the Appendix for detailed reconciliations and the definition of Notable Items 2Non-GAAP Operating Earnings equals our consolidated after-tax net income attributable to Holdings adjusted to eliminate the impact of certain items; Please see detailed Non-GAAP reconciliation in Appendix Page 10 1Includes policy charges, fee income and premiums and investment management and service fees, excludes other income in both periods Page 11 1Excludes c.$195 million of cash at Holdings which is available to AllianceBernstein through its credit facility with Equitable Holdings 2 Cash generation is the cash flow from asset and wealth management subsidiaries, along with capital generated in excess of the target combined NAIC RBC ratio at the insurance subsidiaries; 3Financial guidance assumes normal market conditions including 6% equity return, 2% dividend yield and interest rates following the forward curve is net dividends and distributions to Equitable Holdings from its subsidiaries 4Payout ratio represents common stock dividends and repurchase of common shares as a percent of Non-GAAP Operating Earnings less preferred dividends. Non-GAAP Operating Earnings equals our consolidated after-tax net income attributable to Holdings adjusted to eliminate the impact of certain items; please see detailed Non-GAAP reconciliation in Appendix

Equitable and Corebridge have complementary strengths Individual Retirement Group FIA / FA Products Pro Forma RILA / VA Term / UL Institutional Asset Management Wealth Management Life Variable UL 403(b) / 457 PRT / GICs / Structured Settlements 1Annuity rankings based on LIMRA data as of 12/31/2025 #1 Seller of individual annuities1. Leading position in targeted life products. Leading player in 403(b) and 457. Top provider in institutional solutions. Amplifies investment capabilities. Increases scale in wealth management

Cautionary Statement Regarding Forward-Looking Information

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs. We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Equitable Holdings, Inc. (“Equitable”) and Corebridge Financial Inc. (“Corebridge”) (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for Equitable, Corebridge or their new parent company after the completion of the Proposed Transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder, stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earnings and cash flow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Equitable or Corebridge’s stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Equitable, Corebridge, their new parent company or their respective directors; restrictions on the conduct of Equitable and Corebridge’s respective businesses prior to the closing of the Proposed Transaction and on each their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of economic conditions; geopolitical tensions; the potential impact of a downgrade in Equitable or Corebridge’s Insurer Financial Strength ratings or credit ratings or of the new parent company of Equitable and Corebridge following completion of the Proposed Transaction; other factors that may affect future results of Equitable and Corebridge; and management’s response to any of the aforementioned factors.

The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 discussed below and other documents filed or furnished by Equitable and Corebridge from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Equitable nor Corebridge presently know or that Equitable and Corebridge currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Equitable and Corebridge’s expectations, plans or forecasts of future events and views as of the date of this communication. Equitable and Corebridge anticipate that subsequent events and developments will cause Equitable and Corebridge’s assessments to change. While Equitable and Corebridge may elect to update these forward-looking statements at some point in the future, Equitable and Corebridge specifically disclaim any obligation to do so, unless required by applicable law. Neither Equitable nor Corebridge gives any assurance that Equitable, Corebridge or their new parent company will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Important Information and Where to Find It

This communication relates to the Proposed Transaction that may become the subject of a Registration Statement on Form S-4 to be filed by the new parent company with the SEC. The Registration Statement will include a joint proxy statement of Equitable and Corebridge that will also constitute a prospectus of the new parent company. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to the stockholders of each of Equitable and Corebridge. This communication is not a substitute for the Registration Statement that the new parent company intends to file with the SEC or any other documents that may be sent to Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING EQUITABLE, COREBRIDGE, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Equitable or Corebridge through the website maintained by the SEC at http://www.sec.gov or from Equitable at its website, https://equitableholdings.com, or from Corebridge at its website, https://www.corebridgefinancial.com (information included on or accessible through either of Equitable or Corebridge’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Equitable and Corebridge and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Equitable, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equitable’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2025, including under the headings “Executive Compensation” and “Certain Relationships and Related Person Transactions.” To the extent holdings of Equitable’s common stock by the directors and executive officers of Equitable have changed or do change from the amounts of Equitable’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Corebridge, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Corebridge’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation Tables” and “Security Ownership of 5% Beneficial Owners, Directors and Executive Officers.”

To the extent holdings of Corebridge’s common stock by the directors and executive officers of Corebridge have changed or do change from the amounts of Corebridge’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of Equitable or Corebridge’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Equitable or Corebridge will also be available free of charge from Equitable or Corebridge using the contact information above.